Exhibit 99.1

Bitdeer Reports Unaudited Financial Results for the First Quarter of 2024 and Operational Update

SINGAPORE, May 13, 2024 (GLOBE NEWSWIRE) – Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited financial results for the first quarter ended March 31, 2024.

Q1 2024 Financial Highlights

•	Total revenue was US$119.5 million, compared to US$72.6 million in Q1 2023.
•	Net income was US$0.6 million, compared to a net loss of US$9.5 million in Q1 2023.
•	Adjusted profit was US$8.4 million, compared to US$2.8 million in Q1 2023.
•	Adjusted EBITDA was US$26.0 million, compared to US$18.5 million in Q1 2023.
•	Cash and cash equivalents were US$118.5 million as of March 31, 2024.

Linghui Kong, Chief Business Officer of Bitdeer, commented, “We sustained our growth momentum in the first quarter of 2024, as we increased our total revenue by 64.6% on an annual basis and generated a net income of US$0.6 million, despite incurring a US$14.1 million one-off incremental development expense related to our SEAL01 chip. During the first quarter we mined 911 Bitcoins, representing an increase of 65.0% from a year ago. Our strategic plan to expand our hash rate by approximately 3.4EH/s by the end of this year remains on course, and we are making steady progress with the manufacturing of our SEALMINER A1 rigs. We expect that trial production will start in May 2024. By deploying the mining machines produced during trial production to our own datacenters for self-mining, we can field test them to ensure their stability and optimal product quality for our customers. At the same time, our teams have continued development of our next generation of mining rigs. Designs for the second-generation machines are advancing, with tape out potentially commencing in the second quarter of this year and wafer ordering for mass production potentially beginning in the third quarter of this year. We anticipate that these next generation miners will deliver even greater efficiency than their predecessors.”

“In the meantime, we continue to develop our AI cloud service. The significant interest we are observing in the space reaffirms our confidence in its potential for growth. In terms of our infrastructure, construction of our Jigmeling datacenter in Bhutan started during the first quarter of 2024. Notably, we remain on track to complete expansion of our mining facilities in Norway, the United States, and Bhutan in 2025. In addition, we are actively working to further reduce our energy costs. We have already secured an electricity price of approximately $0.0425 per kWh for the remainder of the year from April in Bhutan, and we are collaborating with energy experts and strategists to lower costs in our Norway, Texas, and Ohio datacenters. Looking ahead, we will continue to execute on our strategy to deliver diversified, long-term business growth.”

The majority of the Company’s revenue is derived from its three distinct business lines:

•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.

•	Hash Rate Sharing currently primarily includes Cloud Hash Rate, in which the Company offers hash rate subscription plans and shares mining income with customers under certain arrangements.

•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.

Financial Highlights

•
Total revenue was US$119.5 million in the first quarter of 2024, compared to US$72.6 million in the corresponding period of 2023, primarily due to the increase in revenue generated from the Company’s self-mining business as a result of the increased self-mining hash rate and increased Bitcoin production, coupled with a higher average Bitcoin price during the period. The Company’s increased hosting capacity also led to an increase in revenue generated from hosting services.

•
Net income was US$0.6 million in the first quarter of 2024, compared to a net loss of US$9.5 million in the corresponding period of 2023. Net income in the first quarter of 2024 was primarily driven by gross profit of US$34.1 million through the Company’s principal business and gain on disposal of cryptocurrencies of US$3.1 million, partially offset by operating expenses of US$37.8 million, which included a US$14.1 million one-off incremental development expense related to the SEAL01 chip. Net loss in the first quarter of 2023 was primarily driven by share-based payment expenses of US$12.3 million.

•
Adjusted profit was US$8.4 million in the first quarter of 2024, compared to US$2.8 million in the corresponding period of 2023. Adjusted profit/(loss) is a non-IFRS financial measure and is used by the Company as a supplemental measure to review and assess the Company’s operating performance and is defined as profit/(loss) adjusted to exclude share-based payment expenses under IFRS 2.

•
Adjusted EBITDA was US$26.0 million in the first quarter of 2024, compared to US$18.5 million in the corresponding period of 2023. Adjusted EBITDA is a non-IFRS financial measure and is used by the Company as a supplemental measure to review and assess the Company’s operating performance and is defined as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude share-based payment expenses under IFRS 2.

•	Cash and cash equivalents were US$118.5 million as of March 31, 2024.

•	Total Borrowings were US$22.7 million as of March 31, 2024.

Operational Highlights

Metrics	Three Months Ended March 31,
	2024	2023
Total hash rate under management (EH/s)	22.5	18.3
- Proprietary hash rate	8.4	5.7
• Self-mining	6.7	3.9
• Cloud Hash Rate	1.7	1.8
- Hosting	14.1	12.6
Mining machines under management	226,000	196,000
- Self-owned	86,000	67,000
- Hosted	140,000	129,000
Aggregate electrical capacity (MW)	895	795
Bitcoin mined (self-mining only)	911	552

•	Total hash rate under management, which consists of proprietary hash rate and hosting hash rate, was 22.5 EH/s as of March 31, 2024.

•	Proprietary hash rate was 8.4 EH/s as of March 31, 2024, with 6.7 EH/s allocated to the Company’s self-mining business and 1.7 EH/s to its Cloud Hash Rate business.

•	Hosting hash rate was 14.1 EH/s as of March 31, 2024.

•
Self-mining business mined 911 Bitcoins in the first quarter of 2024, representing a 65.0% increase as compared to 552 Bitcoins in the first quarter of 2023, due to the increase in hash rate of the Company’s self-mining business. During the period, the Company promptly converted the majority of cryptocurrencies it obtained through business operations into fiat currency.

•	Mining machines under management was approximately 226,000 ASIC mining machines as of March 31, 2024.

•	Self-owned mining machines for the Company’s self-mining business and Cloud Hash Rate business increased to approximately 86,000, primarily due to the launch of the mining datacenter in Bhutan.

•	Hosted mining machines increased to approximately 140,000, primarily due to increased hosting hash rate contributed by new customers in the Company’s Texas and Norway datacenters.

•
Aggregate electrical capacity was 895MW across six mining datacenters as of March 31, 2024, representing a 12.6% increase from 795MW as of March 31, 2023. The Company also has another 175MW in Norway, 221MW in Ohio, United States, and 500MW in Bhutan under construction as of March 31, 2024. The expansions to the Company’s mining facilities in Norway, the United States, and Bhutan are expected to be completed in 2025.

•	Total power usage was approximately 1,361,000 MWH across the Company’s six mining datacenters in the first quarter of 2024.

•	Average cost of electricity was approximately US$43/MWH in the first quarter of 2024.

•	Average miner efficiency was 31.7 J/TH as of March 31, 2024.

Financial Results

	Three Months Ended March 31, 2024
	(US$’000)
Business lines	Self- mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	48,448	18,130	28,969	19,486
Cost of revenue
Including:
- Electricity cost in operating mining machines	(26,244)	(5,340)	(14,001)	(13,078)
- Depreciation and share-based payment expenses	(8,666)	(3,237)	(3,013)	(2,027)
- Other cash costs	(2,715)	(1,016)	(1,623)	(1,135)
Total cost of revenue	(37,625)	(9,593)	(18,637)	(16,240)
Gross profit	10,823	8,537	10,332	3,246

	Three Months Ended March 31, 2023
	(US$’000)
Business lines	Self- mining	Cloud Hash Rate	General Hosting	Membership Hosting
Revenue	13,150	18,016	22,144	16,487
Cost of revenue
Including:
- Electricity cost in operating mining machines	(7,266)	(5,085)	(10,239)	(11,963)
- Depreciation and share-based payment expenses	(4,285)	(6,003)	(3,846)	(2,863)
- Other cash costs	(1,111)	(1,437)	(1,779)	(1,407)
Total cost of revenue	(12,662)	(12,525)	(15,864)	(16,233)
Gross profit	488	5,491	6,280	254

Revenue

Total revenue was US$119.5 million, compared to US$72.6 million in the first quarter of 2023.

•
Self-mining revenue was US$48.4 million, compared to US$13.2 million in the first quarter of 2023, primarily due to the increase in self-mining hash rate from the Company’s 100MW Gedu mining datacenter in Bhutan that entered into operations in the second half of 2023 and the higher average Bitcoin price in the period compared to the first quarter of 2023.

•	Cloud Hash Rate revenue was US$18.1 million, which remained steady compared to US$18.0 million in the first quarter of 2023.

•
General Hosting revenue was US$29.0 million, compared to US$22.1 million in the first quarter of 2023, primarily due to a slight increase in the capacity of general hosting from new hosting customers and increased variable consideration in Bitcoin based on our customer’s mining rewards, with a higher average price compared to the first quarter of 2023.

•	Membership Hosting revenue was US$19.5 million, compared to US$16.5 million in the first quarter of 2023, primarily due to a slight increase in the capacity of membership hosting.

Cost of Revenue

Cost of revenue was US$85.4 million, compared to US$59.1 million in the first quarter of 2023, primarily due to increases in electricity costs that were mainly attributable to the increase of mining datacenter capacity through the delivery of the Gedu datacenter in the third quarter of 2023.

Gross Profit

Gross profit was US$34.1 million, representing a 28.6% gross margin, compared to US$13.5 million, or a 18.6% gross margin, in the first quarter of 2023.

Operating Expenses

The sum of below operating expenses in the first quarter of 2024 was US$37.8 million, as compared to US$24.7 million in the first quarter of 2023.

•	Selling expenses were US$1.7 million, compared to US$2.4 million in the first quarter of 2023, primarily due to decreases in staff costs and share-based compensation to sales personnel.

•
General and administrative expenses were US$15.0 million, compared to US$16.0 million in the first quarter of 2023, primarily due to decreases in share-based compensation, partially offset by an increase in staff costs to general and administrative personnel.

•
Research and development expenses were US$21.2 million, compared to US$6.3 million in the first quarter of 2023, primarily due to a US$14.1 million one-off incremental development expense related to the SEAL01 chip.

Net Income

Net income was US$0.6 million, compared to a net loss of US$9.5 million in the first quarter of 2023.

Adjusted Profit (Non-IFRS)

Adjusted profit was US$8.4 million, compared to US$2.8 million in the first quarter of 2023.

Adjusted EBITDA (Non-IFRS)

Adjusted EBITDA was US$26.0 million, compared to US$18.5 million in the first quarter of 2023, primarily due to the increase in revenue, gain on disposal of cryptocurrencies, and increase in fair value of financial assets at fair value through profit or loss, partially offset by increases in electricity costs and the US$14.1 million one-off incremental development expenses related to the ‘SEAL01 chip.

Liquidity

As of March 31, 2024, the Company held US$118.5 million in cash and cash equivalents, as compared to US$144.7 million as of December 31, 2023. The cash inflows are mainly generated from the Company’s operation and proceeds from issuance of ordinary shares, and used for active construction of mining datacenters in Norway and Bhutan and prepayment to purchase wafers for the upcoming production of our SEALMINER A1 rigs in the first quarter of 2024.

Recent Developments

The laboratory testing and preparations for batch production of SEALMINER have been completed. The Company will conduct small batch trial production in May and June 2024.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, please visit https://www.bitdeer.com/ or follow Bitdeer on X, formerly known as Twitter, @ BitdeerOfficial, Facebook @Bitdeer and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Use of Non-IFRS Financial Measures

In evaluating the Company’s business, the Company considers and uses non-IFRS measures, adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the listing fee and share-based payment expenses under IFRS 2, and defines adjusted profit/(loss) as profit/(loss) adjusted to exclude the listing fee and share-based payment expenses under IFRS 2. The Company presents these non-IFRS financial measures because they are used by its management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-IFRS measures facilitate investors’ assessment of its operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, the Company’s loss for the periods, as determined in accordance with IFRS.

The Company compensates for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating its performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

The following table presents a reconciliation of profit/(loss) for the relevant period to adjusted EBITDA and adjusted profit, for the three months ended March 31, 2024 and 2023.

	Three months ended March 31,
	2024	2023
	US$	US$
	(in thousands)

Adjusted EBITDA
Profit/(loss) for the periods	606	(9,467)
Add：
Depreciation and amortization	18,187	17,289
Income tax (benefit) / expenses	46	(972)
Interest income, net	(608)	(644)
Share-based payment expenses	7,803	12,293
Total of Adjusted EBITDA	26,034	18,499

Adjusted Profit
Profit/(loss) for the periods	606	(9,467)
Add：
Share-based payment expenses	7,803	12,293
Total of Adjusted Profit	8,409	2,826

Unaudited Consolidated Statements of Financial Position

	As of March 31,	As of December 31,
	2024	2023
	US$	US$
	(in thousands)
ASSETS
Cash and cash equivalents	118,461	144,729
Cryptocurrencies	26,071	15,371
Trade receivables	23,710	17,277
Amounts due from a related party	4,968	187
Prepayments and other assets	136,916	97,433
Financial asset at fair value through profit or loss	41,115	37,775
Restricted cash	9,538	9,538
Mining machines	58,527	63,477
Right-of-use assets	63,978	58,626
Property, plant and equipment	169,227	154,860
Investment properties	32,694	34,346
Intangible assets	4,736	4,777
Deferred tax assets	1,029	991
TOTAL ASSETS	690,970	639,387

LIABILITIES
Trade payables	25,277	32,484
Other payables and accruals	40,719	32,151
Amounts due to a related party	30	33
Income tax payables	4,506	3,367
Deferred revenue	130,756	144,337
Borrowings	22,676	22,618
Lease liabilities	75,112	70,211
Deferred tax liabilities	541	1,620
TOTAL LIABILITIES	299,617	306,821

NET ASSETS	391,353	332,566

EQUITY
Share capital	*	*
Treasury shares	-	(2,604)
Accumulated deficit	(49,247)	(49,853)
Reserves	440,600	385,023
TOTAL EQUITY	391,353	332,566

* Amount less than US$1,000.

Unaudited Consolidated Statements of Operations and Comprehensive Income/(Loss)

	Three Months Ended March 31,
	2024	2023
	US$	US$
	(in thousands)

Revenue [1]	119,506	72,587
Cost of revenue	(85,375)	(59,095)
Gross profit	34,131	13,492
Selling expenses	(1,690)	(2,436)
General and administrative expenses	(14,969)	(16,004)
Research and development expenses	(21,164)	(6,294)
Other operating income	1,746	895
Other net gain	2,447	140
Profit/(loss) from operations	501	(10,207)
Finance income / (expenses)	151	(232)
Profit/(loss) before taxation	652	(10,439)
Income tax benefit / (expenses)	(46)	972
Profit/(loss) for the period	606	(9,467)
Other comprehensive Income/(loss)
Income/(loss) for the period	606	(9,467)
Other comprehensive income/(loss) for the period
Item that may be reclassified to profit or loss
- Exchange differences on translation of financial statements	32	(12)
Other comprehensive income/(loss) for the period, net of tax	32	(12)
Total comprehensive income/(loss) for the period	638	(9,479)

Earnings/(loss) per share [2]
Basic	0.01	(0.09)
Diluted	0.01	(0.09)
Weighted average number of shares outstanding (thousand shares) [2]
Basic	114,843	108,681
Diluted	117,041	108,681

[1]	Included approximately US$4.8 million generated from hosting service provided to a related party.

[2]	After giving the effects of the reverse recapitalization completed in April 2023.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Bitdeer.ir@icrinc.com
Phone: +1 (212) 537-5825

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: Bitdeer.pr@icrinc.com
Phone: +1 (212) 537-4056